Exhibit 99.1

IREN Limited
Unaudited Interim Consolidated Financial Statements (restated) 30 September 2024

IREN Limited
Contents
30 September 2024

Unaudited interim consolidated statements of profit or loss and other comprehensive income	2
Unaudited interim consolidated statements of financial position	3
Unaudited interim consolidated statements of changes in equity	4
Unaudited interim consolidated statements of cash flows (restated)	5
Notes to the unaudited interim consolidated financial statements (restated)	6

IREN Limited
Unaudited interim consolidated statements of profit or loss and other comprehensive income
For the period ended 30 September 2024

		Three months ended	Three months ended
	Note	30 Sep 2024	30 Sep 2023
		US$'000	US$'000
Revenue
Bitcoin mining revenue		49,575	34,397
AI cloud service revenue		3,189	-
Other income	5	1,626	-

Expenses
Depreciation	13	(34,009)	(7,620)
Electricity charges		(29,822)	(19,365)
Realized gain/(loss) on financial asset	9	(4,215)	3,018
Employee benefits expense		(7,721)	(4,177)
Share-based payments expense	21	(8,184)	(5,840)
Impairment of assets	14	(9,524)	-
Site expenses		(2,365)	(1,853)
Professional fees		(2,812)	(1,580)
Other operating expenses	6	(9,769)	(4,281)
Gain on disposal of property, plant and equipment	13	838	10
Renewable energy certificates (RECs)		(648)	(127)

Operating loss		(53,841)	(7,418)

Finance expense		(63)	(33)
Interest income		2,289	713
Foreign exchange gain/(loss)		1,190	2,258

Loss before income tax expense		(50,425)	(4,480)

Income tax expense		(1,282)	(821)

Loss after income tax expense for the period		(51,707)	(5,301)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation		1,850	(3,589)

Other comprehensive income/(loss) for the period, net of tax		1,850	(3,589)

Total comprehensive loss for the period		(49,857)	(8,890)

		US$	US$
Basic earnings per share	18	(0.27)	(0.08)
Diluted earnings per share	18	(0.27)	(0.08)
The above unaudited interim consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

IREN Limited
Unaudited interim consolidated statements of financial position
As at 30 September 2024

	Note	30 Sep 2024	30 Jun 2024
Assets		US$'000	US$'000
Current assets
Cash and cash equivalents	7	98,589	404,601
Other receivables	8	23,918	29,367
Financial assets at fair value through profit or loss	9	-	6,530
Prepayments and deposits	11	25,586	11,888
Current assets excluding assets classified as held for sale		148,093	452,386
Assets held for sale	12	10,696	-
Total current assets		158,789	452,386
Non-current assets
Property, plant and equipment	13	965,994	441,371
Right-of-use assets		2,425	1,549
Computer hardware prepayments	10	130,498	239,841
Prepayments and deposits	11	22,924	17,459
Other assets		581	427
Total non-current assets		1,122,422	700,647
Total assets		1,281,211	1,153,033
Liabilities
Current liabilities
Trade and other payables	15	120,757	32,119
Lease liabilities	15	368	214
Income tax		2,647	1,389
Employee benefits		3,722	1,342
Deferred revenue		2,349	2,558
Provisions	16	16,196	13,375
Total current liabilities		146,039	50,997
Non-current liabilities
Lease liabilities	15	2,232	1,441
Deferred tax liabilities		3,189	3,125
Employee benefits		203	119
Total non-current liabilities		5,624	4,685
Total liabilities		151,663	55,682
Equity
Issued capital	17	1,843,183	1,764,289
Foreign currency translation reserve		(33,143)	(34,993)
Share-based payments reserve		54,446	51,286
Accumulated losses		(734,938)	(683,231)
Total equity		1,129,548	1,097,351
Total liabilities and equity		1,281,211	1,153,033
The above unaudited interim consolidated statements of financial position should be read in conjunction with the accompanying notes

IREN Limited
Unaudited interim consolidated statements of changes in equity
For the period ended 30 September 2024

	Issued capital	Foreign currency translation reserves	Share-based payments reserves	Accumulated losses	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000

Balance at 1 July 2023	965,857	(34,655)	28,435	(654,276)	305,361

Loss after income tax expense for the period	-	-	-	(5,301)	(5,301)
Other comprehensive loss for the period, net of tax	-	(3,589)	-	-	(3,589)

Total comprehensive loss for the period	-	(3,589)	-	(5,301)	(8,890)

Transactions with owners in their capacity as owners:
Capital raise costs	(308)	-	-	-	(308)
Share issuances - paid	10,032	-	-	-	10,032
Share-based payments	-	-	4,330	-	4,330

Balance at 30 September 2023	975,581	(38,244)	32,765	(659,577)	310,525

	Issued capital	Foreign currency translation reserves	Share-based payments reserves	Accumulated losses	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000

Balance at 1 July 2024	1,764,289	(34,993)	51,286	(683,231)	1,097,351

Loss after income tax expense for the period	-	-	-	(51,707)	(51,707)
Other comprehensive loss for the period, net of tax	-	1,850	-	-	1,850

Total comprehensive loss for the period	-	1,850	-	(51,707)	(49,857)

Transactions with owners in their capacity as owners:
Capital raise costs	(2,357)	-	-	-	(2,357)
Share issuances - paid	75,502	-	-	-	75,502
Share-based payments	5,749	-	3,160	-	8,909

Balance at 30 September 2024	1,843,183	(33,143)	54,446	(734,938)	1,129,548
The above unaudited interim consolidated statements of changes in equity should be read in conjunction with the accompanying notes

IREN Limited
Unaudited interim consolidated statements of cash flows (restated)
For the period ended 30 September 2024

		Three months ended	Three months ended
	Note	30 Sep 2024	30 Sep 2023
		US$'000	US$'000
		(restated)	(restated)
Cash flows from operating activities
Receipts from AI cloud services revenue		3,674	-
Receipts from other income		541	-
Payments for electricity, suppliers and employees		(61,226)	(30,851)
Interest received		3,637	630
Interest paid		(17)	(48)
Net cash from/(used in) operating activities (restated)		(53,391)	(30,269)

Cash flows from investing activities
Proceeds from sale of Bitcoin mined (restated)		49,575	34,144
Payments for property, plant and equipment net of computer hardware prepayments	13	(105,831)	(8,730)
Payments for computer hardware prepayments	10	(277,558)	(9,087)
Payments for prepayments and deposits		(4,257)	-
Proceeds from disposal of property, plant and equipment		509	-
Net cash from/(used in) investing activities (restated)		(337,562)	16,327

Cash flows from financing activities
Capital raising costs	17	(102)	(242)
Proceeds from loan funded shares	21	816	-
Share issuances	17	83,955	9,315
Repayment of lease liabilities		(99)	(67)

Net cash from financing activities		84,570	9,006

Net decrease in cash and cash equivalents		(306,383)	(4,936)
Cash and cash equivalents at the beginning of the period		404,601	68,894
Effects of exchange rate changes on cash and cash equivalents		371	214

Cash and cash equivalents at the end of the period		98,589	64,172
The above unaudited interim consolidated statements of cash flows should be read in conjunction with the accompanying notes

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
.
Note 1. General information
These unaudited interim consolidated financial statements cover IREN Limited as a Group consisting of IREN Limited (“Company” or “Parent Entity”) and the entities it controlled at the end of, or during, the period (collectively the “Group”). On 28 November 2024, the Company changed its name from Iris Energy Limited to IREN Limited.
The Company’s shares trade on the NASDAQ under the ticker symbol “IREN”.
IREN Limited is incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

c/o Pitcher Partners	Level 6, 55 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia
The Group is a leading next-generation data center business powering the future of Bitcoin, AI and beyond.
The unaudited interim consolidated financial statements were authorized for issue, in accordance with a resolution of Directors, on 20 March 2025. The Directors have the power to amend and reissue the unaudited interim consolidated financial statements.
Note 2. Material accounting policies
These unaudited interim consolidated financial statements for the period ended 30 September 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended 30 June 2024 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements for the year ended 30 June 2024.
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the policies stated below.
Functional currency
Effective 1 July 2024, the Parent Company has changed its functional currency from AUD to USD. This change reflects the increase in USD-denominated activities and US-based investments, including capital raising in USD, capital and operational expenditures and revenues. The change has been accounted for prospectively, and prior period comparative figures have not been restated, in accordance with IAS 21.
Assets held for sale
Non-current assets are classified as assets held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Assets held for sale are stated at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale and subsequent gains or losses on remeasurement are recognized in profit and loss.

Once classified as held for sale, property plan and equipment are no longer depreciated.
Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 2. Material accounting policies (continued)

the ordinary course of business. The cash flows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.
For the three months ended 30 September 2024, the Group incurred a loss after tax of $51,707,000 (30 September 2023: $5,301,000), net operating cash outflows of $53,391,000 (30 September 2023: cash outflows of $30,269,000) and proceeds from sale of Bitcoin mined of $49,575,000 (30 September 2023: $34,144,000). As at 30 September 2024, the Group had net current assets of $12,750,000 (30 June 2024: net current assets of $401,389,000) and net assets of $1,129,548,000 (30 June 2024: net assets of $1,097,351,000).

As further background, the Group owns mining hardware that is designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, and/or adverse changes in other inherent risks may significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable, or the Group will be able to raise capital to meet growth objectives.

The strategy to mitigate these risks and uncertainties is to try to execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings. We are also pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI cloud services.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:
•A base case scenario assuming recent Bitcoin economics including Bitcoin prices and global hashrate;
•Three operational sites in British Columbia, Canada with installed nameplate capacity of 160MW; 80MW Mackenzie, 50MW Prince George and 30MW Canal Flats;
•A fourth operational site at Childress, Texas with installed nameplate capacity of 200MW as at 31 October 2024 incrementally increasing to 350MW by 31 December 2024;
•1,896 GPUs in operation from 1 December 2024, with projected revenue based on existing contracted prices and recent market pricing of AI cloud services provided to customers;
•Securing additional financing as required to achieve the Group’s growths objectives.

The key assumptions have been stress tested using a range of Bitcoin price and global hashrate. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cash flow management where it practicably makes sense, including ongoing internal cash flow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from 30 September 2024, and, accordingly, has prepared the consolidated financial statements on a going concern basis.
New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended IFRS and Interpretations as issued by the International Accounting Standards Board (“IASB”) that are mandatory for the current reporting period.
Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The Group believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on the Group’s unaudited interim consolidated financial statements.

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 3. Restatement of statements of cash flows
Restatement of statements of cash flows
The statements of cash flows have been restated to classify the cash proceeds from the sale of Bitcoin mined, which are accounted for as intangible assets under IAS 38, "Intangible Assets" ("IAS 38"), as cash flows from investing activities in accordance with IAS 7.16(b), "Statement of Cash Flows" ("IAS 7").
Historically, the Company classified receipts from Bitcoin mining revenue as operating activities in the statements of cash flows on the basis that its core business and main activities are related to digital assets.
There was no impact on the overall net increase/(decrease) in cash and cash equivalents for the three months ended 30 September 2024 and 2023.
The effects of the restatement on the affected financial statement line items are as follows:
Adjustments to the consolidated statements of cash flows for the three months ended 30 September 2024 - Restatement

	Three months ended 30 September, 2024
	(As reported)	Adjustments	(As restated)
	US$'000	US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining revenue	49,575	(49,575)	—
Net cash from/(used in) operating activities	(3,816)	(49,575)	(53,391)

Cash flows from investing activities
Proceeds from sale of Bitcoin mined	—	49,575	49,575
Net cash from/(used in) investing activities	(387,137)	49,575	(337,562)

Adjustments to the consolidated statements of cash flows for the three months ended 30 September 2023 - Restatement

	Three months ended 30 September, 2023
	(As reported)	Adjustments	(As restated)
	US$'000	US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining revenue	34,144	(34,144)	—
Net cash from/(used in) operating activities	3,875	(34,144)	(30,269)

Cash flows from investing activities
Proceeds from sale of Bitcoin mined	—	34,144	34,144
Net cash from/(used in) investing activities	(17,817)	34,144	16,327
Note 4. Critical accounting judgements, estimates and assumptions
When preparing the unaudited interim Consolidated Financial Statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 4. Critical accounting judgements, estimates and assumptions (continued)

results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results.
Other than the change in Functional Currency of the Company (refer to note 2 - Material accounting policies), the judgments, estimates and assumptions applied to the unaudited interim Consolidated Financial Statements, including the key sources of estimation uncertainty, were the same as those applied in the Group's Consolidation Financial Statement for the year ended 30 June 2024.
Note 5. Other income

	Three months ended	Three months ended
	30 Sep 2024	30 Sep 2023
	US$'000	US$'000

ERS Revenue	1,626	-

Total other income	1,626	-
Other income comprises income generated from an Emergency Response Service (“ERS”) program entered into in Texas. This ERS program is a demand response program designed to help Electric Reliability Council of Texas (“ERCOT”) mitigate rolling blackouts. The Group receives recurring capacity payments for agreeing to curtail electricity consumption in response to abnormally high electricity demand or other grid emergencies. Other income is generated by the Group’s participation in this program at the site in Childress, Texas, and the revenue is recognized on a monthly basis depending on electricity related factors as determined by the operator.

Note 6. Other operating expenses

	Three months ended	Three months ended
	30 Sep 2024	30 Sep 2023
	US$'000	US$'000

Insurance	2,992	1,652
Sponsorship and marketing	578	293
Loss on theft of PPE in transit	1,724	-
ERS fees	98	-
Charitable donations	74	141
Filing fees	22	18
Other expenses	627	269
Non-refundable sales tax (See note 16 - Provisions)	2,681	1,594
Non-refundable provincial sales tax	973	314

Total other operating expenses	9,769	4,281
Other operating expenses previously included site expenses, however, for the period ended 30 September 2024, site expenses has been presented as a separate financial statement line item. Comparative figures have been updated accordingly.

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 6. Other operating expenses (continued)
Loss on theft of PPE in transit
In July 2024, a shipment of mining hardware with a carrying value of $1,724,000 was stolen whilst in transit to the Group’s site at Childress. The hardware has been written off during the period resulting in a loss of $1,724,000. As at 30 September 2024, insurance claims had been submitted with the relevant insurers. These claims were subsequently approved (less a non-deductible amount of $25,000) with the associated insurance proceeds recorded as Other Income in October 2024 (Refer to note 23 - Events after the reporting period).
Note 7. Cash and cash equivalents

	30 Sep 2024	30 Jun 2024
	US$'000	US$'000
Current assets
Cash at bank	98,589	304,601
Cash on deposit (cash equivalents)	-	100,000

Total cash and cash equivalents	98,589	404,601
Cash on deposit includes term deposits with maturities of less than 90 days and are therefore considered cash and cash equivalents.

Note 8. Other receivables

	30 Sep 2024	30 Jun 2024
	US$'000	US$'000
Current assets
Trade receivables	126	152
Government grant receivable	1,395	2,078
Share issuance proceeds	5,851	16,563
Interest receivable	158	1,472
ERS receivable	2,020	1,128
Other receivables	96	130
Goods and services tax receivable	14,272	7,844

Total other receivables	23,918	29,367

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 9. Financial asset at fair value through profit or loss

	30 Sep 2024	30 Jun 2024
	US$'000	US$'000
Current assets
Electricity financial asset	-	6,530

Reconciliation
Reconciliation of the fair values at the beginning and end of the current and previous financial period are set out below:

Opening fair value	6,530	-
Additions	15,686	28,332
Financial asset realized	(6,530)	(18,354)
Revaluation decrements (unrealized loss)	-	(3,448)
Close-out costs	(7,211)	-
Transfer to prepayment	(8,475)	-

Closing fair value	-	6,530
Power Supply Agreement
A subsidiary of the Company previously entered into a Power Supply Agreement ("PSA") for the procurement of electricity at the Childress site.

Under the PSA, the subsidiary had the right to purchase a fixed quantity of electricity in advance at a fixed price however, the subsidiary had no obligation to take physical delivery of electricity purchased. For any unused electricity purchased, the subsidiary sold the unused electricity to the counterparty of the PSA at the prevailing spot price at the time of curtailment.

As the PSA met the definition of a financial instrument under IAS 32, it was previously accounted for as a financial asset at fair value through profit and loss under IFRS 9.

An addendum to the PSA was signed on 23 August 2024 which allows for the purchase of electricity at spot price based on actual usage. The addendum resulted in the payment of a liquidation payment of $7,211,000 to exit positions previously entered into under the fixed quantity and price arrangements. As such, this liquidation fee is recognized as a realized loss on financial asset.

The addendum to the PSA does not meet the definition of a financial instrument under IAS 32, accordingly there is no corresponding financial asset recognized as at 30 September 2024.
Realized loss on financial asset
During the period ended 30 September 2024 a realized loss of $4,215,000 (30 September 2023: gain of $3,018,000) was incurred comprising of the liquidation payment of $7,211,000, $452,000 realized loss on fixed price contracts incurred in July 2024, partially offset by the reversal of the $3,448,000 unrealized loss recorded on fixed price contracted amounts outstanding at 30 June 2024.

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 10. Computer hardware prepayments

	30 Sep 2024	30 Jun 2024
	US$'000	US$'000
Non-current assets
Mining hardware prepayments	122,363	239,841
High-performance computing hardware prepayments	8,135	-

Total computer hardware prepayments (See note 13 - Property, plant and equipment)	130,498	239,841
Computer hardware prepayments represent payments made by the Group for the purchase of mining hardware and High-performance computing ("HPC") hardware, that are yet to be delivered as at 30 September 2024. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.
Reconciliations

	Mining hardware prepayments	High-performance computing hardware prepayments	Total computer hardware prepayments (See note 13 - Property, plant and equipment)
	US$'000	US$'000	US$'000

Balance at 1 July 2024	239,841	-	239,841
Addition during the period	297,077	8,135	305,212
Transfer to PPE	(415,798)	-	(415,798)
Exchange differences	1,243	-	1,243
Balance at 30 September 2024	122,363	8,135	130,498
Note 11. Prepayments and deposits

	30 Sep 2024	30 Jun 2024
	US$'000	US$'000
Current assets
Security deposits	1,160	2,101
Prepayments	24,426	9,787

	25,586	11,888

Non-current assets
Security deposits	22,924	17,459

Total prepayments and other assets	48,510	29,347

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 11. Prepayments and deposits (continued)
The increase in current prepayments primarily relates to electricity prepayments in relation to the Childress site which increased following the addendum to the PSA signed on 23 August 2024 (refer to note 9 - Financial asset at fair value through profit or loss).
Non-current deposits include connection deposits paid for expansion projects in British Columbia, Canada and West Texas, USA.
Note 12. Assets held for sale

30 Sep 2024
US$’000
S19jPros Carrying value prior held for sale classification	13,278
Impairment expense	(2,582)
Held for sale amount at 30 September 2024	10,696

On 1 September 2024, as part of IREN’s Bitcoin mining hardware fleet upgrade, the Group classified the majority of its S19jPro mining hardware as held for sale in accordance with IFRS 5 Non- current Assets Held for Sale.

As per IFRS 5, non-current assets classified as held for sale must be measured at the lower of their carrying value and fair value less costs to sell. Consequently, a further impairment loss of $2,582,000 was recognized to adjust the carrying value of the miners to their estimated fair value less costs to sell as at 30 September 2024. The subsequent carrying value of the assets held for sale is $10,696,000 as at 30 September 2024 (30 September 2023: nil). Refer to note 14 - Impairment of assets.

As disclosed in note 23 - Events after the reporting period, 41,700 of the held for sale S19j Pro miners were sold after 30 September 2024. As at the date of the unaudited interim consolidated financial statements, approximately 12,300 S19j Pro miners remain as held for sale.

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 13. Property, plant and equipment

	30 Sep 2024	30 Jun 2024
	US$'000	US$'000
Non-current assets
Land - at cost	3,938	3,601

Buildings - at cost	291,149	215,542
Less: Accumulated depreciation	(16,424)	(13,237)
	274,725	202,305

Plant and equipment - at cost	6,256	4,856
Less: Accumulated depreciation	(1,351)	(1,142)
	4,905	3,714

Mining hardware - at cost	521,755	177,766
Less: Accumulated depreciation	(16,166)	(54,892)
Less: Accumulated impairment	(6,941)	(25,605)
	498,648	97,269

HPC hardware – at cost	33,678	33,315
Less: Accumulated depreciation	(3,525)	(1,779)
	30,153	31,536

Development assets - at cost	153,625	102,946

Total property, plant and equipment	965,994	441,371

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 13. Property, plant and equipment (continued)
Reconciliations
Reconciliations of the written down values at the beginning and end of the current period are set out below:

	Land	Buildings	Plant and equipment	Mining hardware	HPC hardware	Development assets	Total
Consolidated	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Balance at 1 July 2024	3,601	202,305	3,714	97,269	31,536	102,946	441,371
Additions	322	1,244	1,361	59,069	-	123,905	185,901
Transfer from computer hardware prepayment	-	-	-	415,798	-	-	415,798
Disposals	-	-	-	(24,553)	-	-	(24,553)
Exchange differences	15	939	28	202	334	91	1,609
Impairment	-	-	-	(6,942)	-	-	(6,942)
Transfers in/(out)	-	73,317	-	-	-	(73,317)	-
Transfer to asset held for sale	-	-	-	(13,278)	-	-	(13,278)
Depreciation expense	-	(3,080)	(198)	(28,917)	(1,717)	-	(33,912)

Balance at 30 September 2024	3,938	274,725	4,905	498,648	30,153	153,625	965,994

Depreciation of mining hardware commences once units are installed onsite and available for use. Of the $28,917,000 depreciation expense for mining hardware recognized during the period, $15,330,000 relates to mining hardware that was either sold or classified as held for sale during the period.
Development assets includes costs related to the development of data center infrastructure at Childress, Texas along with other early-stage development costs. Depreciation will commence on the development assets at Childress as each phase of the underlying infrastructure becomes available for use.
Depreciation in the consolidated statements of profit or loss also includes $97,000 of right-of-use assets depreciation.

Bitmain T21 mining hardware
During the three months ended 30 September 2024, Bitmain replaced 1.8 EH/s of faulty Bitmain T21 miners under its warranty obligations, with miners of the same model and specification at no additional cost to the subsidiary of the Group that owned the miners.

This replacement transaction qualifies as a non-monetary exchange under IFRS, as no cash or financial instruments were involved in the exchange. The subsidiary did not receive a right to receive any fixed or determinable number of currency units, and the replacement was completed solely through the exchange of non-monetary assets. Consequently, the replacement units received have been included as an addition in the property, plant and equipment reconciliation at their fair value on recognition of $25,204,000. The units returned have been included as a disposal in the property plant and equipment reconciliation at their carrying amount on disposal of $24,284,000.

The difference between the carrying amount of the faulty miners returned and the fair value of the new miners received resulted in the recognition of a gain in the consolidated statements of profit or loss. Accordingly, a gain of $920,000 has been recognized as a "Gain on Warranty" as set out in the table below:

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 13. Property, plant and equipment (continued)
Gain on disposal of property, plant and equipment

	Three months ended	Three months ended
	30 Sep 2024	30 Sep 2023
	US$'000	US$'000
Gain on Warranty	920	-
Gain/(loss) on disposal of mining hardware	(82)	10
Total gain on disposal of property, plant and equipment	838	10

Note 14. Impairment of assets

	Three months ended	Three months ended
	30 Sep 2024	30 Sep 2023
	US$'000	US$'000
Impairment of assets subsequently classified as held for sale	6,836	-
Impairment of revaluation of assets classified as held for sale	2,582	-
Impairment of mining hardware	106	-
Total impairment expense	9,524	-

Note 15. Trade payables and lease liabilities

	30 Sep 2024	30 Jun 2024
	US$'000	US$'000
Current liabilities
Trade and other payables	120,757	32,119
Lease liability	368	214
Total current liabilities	121,125	32,333

Non-current liabilities
Lease liability	2,232	1,441

Total trade payables and lease liabilities	123,357	33,774

Lease liabilities
The Group's lease liability includes a 30-year lease of a site in Prince George, B.C., Canada, a new five-year lease of a corporate office in Sydney, Australia and a five-year corporate office lease in Vancouver, B.C., Canada.

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 16. Provisions

	30 Sep 2024	30 Jun 2024
	US$'000	US$'000
Current liabilities
Non-refundable sales tax and other provisions	16,196	13,375
Non-Refundable Sales Tax
The Canada Revenue Agency ("CRA") is currently conducting an audit of input tax credits ("ITCs") claimed by several of the Group’s Canadian subsidiaries. The CRA has issued an assessment in relation to one of the subsidiaries which, the Directors believe may be applied across the Group’s Canadian subsidiaries. Under the proposed decision, the CRA has noted that ITCs claimed by the Group would be allowed. However, the Canadian subsidiaries would also be required to remit an amount of 5% on services exported to the Australian parent under an intercompany service agreement. The export of services typically attract a 0% rate of GST in Canada. If GST were to apply to these services at a rate of 5%, the Australian parent may not be permitted to recover this tax.

During the period ended 30 September 2024, the Group has submitted additional information to the CRA to further support the ITCs claimed and the 0% rate applied to the exported services in addition to the formally submitted notice of objection that was sent to the CRA in November 2022. The CRA provided an initial response to the Group's formal notice of objection in April 2024, to which the Group responded to in July 2024. The Group has yet to receive further correspondence from the CRA in relation to the matter.

Additionally, amendments were made to Canadian Tax legislation in June 2023 regarding Mining Activities in respect of Cryptoassets. The CRA has yet to clarify its interpretation of this legislation and the application to the subsidiaries of the Group. The Group continues to monitor developments in this regard. Consequently, the affected subsidiaries continue to accrue a provision in line with the aforementioned methodology.

Note 17. Issued capital

	Consolidated
	30 Sep 2024	30 Jun 2024	30 Sep 2024	30 Jun 2024
	Shares	Shares	US$'000	US$'000

Ordinary shares - fully paid and unrestricted	197,129,482	186,367,686	1,843,183	1,764,289
Movements in ordinary share capital

Details	Date	Shares	US$'000

Opening balance as at	1 July, 2024	186,367,686	1,764,289
Shares issued under the ATM Facility		9,138,867	75,502
Share based payment - Vested shares		1,622,929	5,749
Capital raise costs		-	(2,357)

Closing balance as at	30 September, 2024	197,129,482	1,843,183
At-the-market Facility
On 13 September 2023, IREN Limited entered into an At-the-market ("ATM") Sales Agreement with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research & Trading, LLC, pursuant to which IREN Limited has the

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 17. Issued capital (continued)
option, but not the obligation, to sell up to $300,000,000 of its Ordinary shares through or to the Sales Agents, for a period of up to 36 months.
On 21 March 2024, the Company added Canaccord Genuity LLC, Citigroup Global Markets Inc. and Macquarie Capital (USA) Inc. as Sales Agents pursuant to the Sales Agreement and filed a new prospectus supplement relating to the offer and sales of its ordinary shares under the Sales Agreement, which reflected an increase of $200,000,000 in the aggregate offering price, from an aggregate of up to $300,000,000 under the previously filed prospectus supplement relating to the offer and sale of ordinary shares under the Sales Agreement (“the ATM Facility”).
On 15 May 2024, IREN Limited filed a new registration statement, including an accompanying prospectus, that provided IREN Limited with the option, but not the obligation, to sell up to an aggregate of $500,000,000 of its Ordinary shares pursuant to the Sales Agreement. As at 30 September 2024, 117,202,735 shares have been issued under the ATM facility raising total gross proceeds of approximately $846,939,000.
Subsequent to 30 September 2024, the Company issued a further 16,268,604 Ordinary shares for total gross proceeds of approximately $146,265,000.
Loan-funded shares
As at 30 September 2024, there are 1,006,572 (30 June 2024: 1,496,768) loan funded shares. The total number of ordinary shares outstanding (including the loan funded shares) is 198,136,054 as at 30 September 2024 (30 June 2024: 187,864,454).

Note 18. Earnings per share

	Three months ended	Three months ended
	30 Sep 2024	30 Sep 2023
	US$'000	US$'000

Loss after income tax	(51,707)	(5,301)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	189,262,447	65,279,263

Weighted average number of ordinary shares used in calculating diluted earnings per share	189,262,447	65,279,263

	US$	US$

Basic earnings per share	(0.27)	(0.08)
Diluted earnings per share	(0.27)	(0.08)
As the Group has recorded a loss after tax for all periods presented, any potential ordinary shares are antidilutive.

Note 19. Contingent liabilities

NYDIG, who was the lender under limited recourse equipment financing loans to IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd. (bankrupt entities for which PricewaterhouseCoopers is currently acting as trustee) (Non-Recourse SPVs), has brought claims against the Non-Recourse SPVs and IREN Limited. All claims except the oppression remedy, which had been dismissed by the Trial Court, were unsuccessful. On 27 June 2024, the oppression claim was remitted by the Court of Appeal to the Trial Court for consideration. The matter has not been listed in the Trial Court as at the date of these interim financial statements.

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 20. Commitments
As at 30 September 2024, the Group had commitments of $125,664,000 (30 June 2024: $194,641,000) which are payable in installments as set out below.
As at 30 September 2024, total Group commitments are set out in the table below (excludes shipping and taxes).

	30 Sep 2024	30 Jun 2024
	US$'000	US$'000
Mining Hardware
Amounts payable within 12 months of balance date	46,217	116,982
Amounts payable after 12 months of balance date	-	-

Other Commitments
Amounts payable within 12 months of balance date	78,797	77,659
Amounts payable after 12 months of balance date	650	-

Total Commitments	125,664	194,641

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 21. Share-based payments
The Group has entered into a number of share-based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described in Group’s Consolidated Financial Statements for the year ended 30 June 2024.
•Employee Share Plan
•2021 Executive Director Liquidity and Price Target Options
•Employee Option Plan
•Non-Executive Director Option Plan
•$75 Exercise Price Options
•2022 Long-Term Incentive Plan Restricted Stock Units ("2022 LTIP")
•2023 Long-Term Incentive Plan Restricted Stock Units ("2023 LTIP") (see below for the grants made under the 2023 LTIP during the quarter ending 30 September 2024)
During the three months ended 30 September 2024, the following grants were made under the 2023 LTIP:
•582,613 restricted stock units ("RSUs") to certain employees and key management personnel (“KMP”) of the Group were issued RSUs of which:
- 151,594 RSUs are subject to time-based vesting conditions and will vest after one year;
- 151,594 RSUs are subject to time-based vesting conditions and will vest after two years
- 279,425 RSUs are subject to performance-based vesting conditions and will vest after three years based on total shareholder return measured against the Nasdaq Small Cap Index (NQUSS) (and continued service over the vesting period).
•53,811 RSUs to certain Non-Executive Directors. These RSUs will vest after one year.
•1,338,391 RSUs granted to each Co-Founder and Co-CEO (or their nominated entity) will vest as follows (subject to the relevant criteria disclosed which is tested at the end of each respective vesting period):
◦118,099 will vest following one year of continued service;
◦118,099 will vest following two years of continued service;
◦118,099 will vest following three years of continued service; and
◦984,094 will vest subject to the achievement of share price milestones across 7 tranches, with the vesting of each tranche based on the relevant Ordinary share price across any 30 trading day average prior to 2027 being equal to or exceeding:
▪$20 share price for 116,857 RSUs (190% premium to 90-day average closing price of $6.91 on June 28, 2024)
▪$25 share price for 124,359 RSUs (262% premium to 90-day average closing price of $6.91 on June 28, 2024)
▪$30 share price for 131,970 RSUs (334% premium to 90-day average closing price of $6.91 on June 28, 2024)
▪$35 share price for 140,228 RSUs (407% premium to 90-day average closing price of $6.91 on June 28, 2024)
▪$40 share price for 147,466 RSUs (479% premium to 90-day average closing price of $6.91 on June 28, 2024)
▪$45 share price for 156,129 RSUs (551% premium to 90-day average closing price of $6.91 on June 28, 2024)
▪$50 share price for 167,085 RSUs (624% premium to 90-day average closing price of $6.91 on June 28, 2024).

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 21. Share-based payments (continued)
Reconciliation of outstanding share options
Set out below are summaries of options granted under all plans:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	30 Sep 2024	30 Sep 2024	30 Jun 2024	30 Jun 2024

Outstanding as at 1 July	8,484,011	$43.97	8,906,839	$41.93
Granted during the period	-	$-	34,454	$13.47
Forfeited during the period	-	$-	-	$-
Exercised during the period	(490,196)	$1.53	(457,282)	$1.89

Outstanding at the end of the period	7,993,815	$46.57	8,484,011	$43.97

Exercisable at the end of the period	2,827,692	$3.50	3,332,076	$3.01
As at 30 September 2024, the weighted average remaining contractual life of options outstanding is 6.55 years (30 June 2024: 6.56 years). As at 30 September 2024 the exercise prices associated with the options outstanding ranges from $1.53 to $75.00 (30 June 2024: $1.53 to $75.00).
Reconciliation of outstanding RSUs
Set out below are summaries of RSUs granted under all plans:

	Number of RSUs	Number of RSUs
	30 Sep 2024	30 Jun 2024

Outstanding as at 1 July	6,612,647	3,623,867
Granted during the period	3,313,206	3,314,794
Forfeited during the period	(11,198)	(221,455)
Vested during the period	(1,132,733)	(104,559)

Outstanding as at end of period	8,781,922	6,612,647

Exercisable as at end of period	241,384	-
As at 30 September 2024, the weighted average remaining contractual life of RSUs outstanding is 2.74 years (30 June 2024: 2.76 years). All RSUs have a nil weighted average exercise price.
As at 30 September 2024, there are 241,384 of RSUs (30 June 2024: nil) that are vested but remain unexercised. Recipients have the right to exercise their vested RSUs at any time, subject to notice provisions and holding system processing times.
The Company recorded a total of $8,184,000 as share based payment expense during the three months ended 30 September 2024 ($5,840,000 for the three months ended 30 September 2023).

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 22. Related party transactions
Parent entity
IREN Limited is the ultimate parent entity.
Changes in key management personnel
There have been no new appointments made to key management personnel during the period.
Transactions with related parties
There were no transactions with related parties during the current and previous period.
Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.
Loans from/to related parties
There were no loans to or from related parties at the current and previous reporting date.

Note 23. Events after the reporting period
S19j Pros sale
Subsequent to their classification as held for sale, approximately 48,000 of the miners were sold for total proceeds of approximately $9,600,000. As at 20 March 2025, approximately 6,000 S19j Pro miners remain classified as held for sale.

Insurance claim settlement
On 25 October 2024, the insurance claim for the stolen mining hardware was approved by the insurers. Consequently, the settlement amount of $1,699,000 has been recorded as an income in October 2024 (refer to note 6 - Other operating expenses).

Convertible notes and related financial instruments
On 6 December 2024, the Group issued $440,000,000 in aggregate principal amount of 3.25% Convertible Senior Notes due 2030 (the "2030 Notes"). In connection with the offering of the 2030 Notes, the Group has identified a single combined embedded derivative, being the conversion option and redemption right, and has separately entered into privately negotiated capped call transactions (the “Capped Call Transactions”) and a prepaid forward share purchase contract ("Prepaid Forward Contract"). The net proceeds from the sale of the 2030 Notes were approximately $311,600,000 after deducting offering and issuance costs related to the 2030 Notes, the Capped Call Transactions costs of $44,352,000 and Prepaid Forward Contract costs of $73,717,000.

Exercise of Bitmain option
On 2 January 2025, the Group exercised its option to buy 48,030 Bitmain S21 Pro (11.2 EH/s) and 30,000 Bitmain S21 XP (8.1 EH/s) for a total price of $411,350,000. The miners are scheduled for phased delivery in monthly batches from January 2025 to May 2025.

Miner upgrade agreement
On 22 January 2025, a subsidiary of the Group entered into agreements with Bitmain to upgrade part of its existing fleet with 9,025 S21 XP miners. The 9,025 S21 XP miners have a total hashrate of 2.4 EH/s. Following the completion of the agreements, the net additional cash outlay for the S21 XP miners is approximately $35,840,000.

Termination and deregistration of ATM Facility
Subsequent to 30 September 2024, the Company issued a further 16,268,604 Ordinary shares under this ATM, raising total gross proceeds of approximately $146,265,000. On 21 January 2025, the Company deregistered the existing ATM prospectus supplement filed by the Group on 21 March 2024. As of the date of deregistration, 133,471,339 ordinary shares had been issued under the ATM, raising total gross proceeds of approximately $993,294,000.

IREN Limited
Notes to the unaudited interim consolidated financial statements (restated)
30 September 2024
Note 23. Events after the reporting period (continued)
Approval and registration of new ATM facility
On 20 January 2025, the Board of Directors approved a new registration statement, including an accompanying ATM prospectus supplement and a new ATM Facility relating to the offer and sale of $1,000,000,000 additional ordinary shares, which was filed on 21 January 2025. Subsequently, the Company has issued 9,010,957 ordinary shares under this new ATM, raising total gross proceeds of approximately $103,269,000.

Non- Refundable Sales Tax
In January 2025, the CRA clarified that the Group's Canadian subsidiaries' current activities are not considered to have formed a mining Group with third parties. As a result, the Canadian tax legislation amendments referenced in Note 16 do not apply to the Group's Canadian subsidiaries' operations. However, the CRA continues to assert that 5% Goods and Services Tax ("GST") should be applied to services exported to the Australian parent under an intercompany services agreement. If GST were to apply to these exported services, the Australian parent may not be eligible to recover the tax, accordingly the Group continues to hold a provision to account for this potential tax liability. Typically, the export of services from Canada are subject to a 0% GST rate. Additionally, in February 2025, the CRA completed one of the ITC audits discussed in Note 16, approving the full recovery of all ITCs claimed by the relevant Canadian subsidiary. Consequently, the Canadian subsidiary received an ITC refund of approximately $2.6 million in March 2025. The subsidiaries continue to engage with the CRA regarding the remaining on-going audits.

Grid connection agreement
On 17 March 2025, the Group signed a 600MW grid connection agreement with AEP Texas Inc. in relation to the Sweetwater 2 project in West Texas. The Group expects to pay $4.1 million in non-refundable connection costs and $26.9 million in refundable deposits over the next 12 months. The project has an expected energization date in late 2027.
No other matter or circumstance has arisen since 30 September 2024 through 20 March 2025, that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.